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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

NET 1 UEPS TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

64107N107

(Cusip Number)

Chad L. Smart
c/o Brait S.A.
180 rue des Aubepines
L-1145, Luxembourg
(352269) 255-2180

With a copy to:

John W. Carr, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
(212) 455-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 7, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64107N107

1.	Name of Reporting Person: South African Private Equity Fund III, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 86,661,428

		8.	Shared Voting Power: None

		9.	Sole Dispositive Power: 86,661,428

		10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 86,661,428

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 68.50

14.	Type of Reporting Person (See Instructions): PN

Page 2 of 16 Pages

CUSIP No. 64107N107

1.	Name of Reporting Person: Brait International Limited		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Mauritius

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 5,000,000

		8.	Shared Voting Power: None

		9.	Sole Dispositive Power: 5,000,000

		10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 3.95

14.	Type of Reporting Person (See Instructions): IV

Page 3 of 16 Pages

CUSIP No. 64107N107

1.	Name of Reporting Person: SAPEF III International G.P. Limited		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 86,661,428

		8.	Shared Voting Power: None

		9.	Sole Dispositive Power: 86,661,428

		10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 86,661,428

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 68.50

14.	Type of Reporting Person (See Instructions): IV

Page 4 of 16 Pages

CUSIP No. 64107N107

1.	Name of Reporting Person: Capital Partners Group Holdings Limited		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 91,661,428

		8.	Shared Voting Power: None

		9.	Sole Dispositive Power: 91,661,428

		10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 91,661,428

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 72.45

14.	Type of Reporting Person (See Instructions): IV

Page 5 of 16 Pages

CUSIP No. 64107N107

1.	Name of Reporting Person: Brait S.A.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 91,661,428

		8.	Shared Voting Power: None

		9.	Sole Dispositive Power: 91,661,428

		10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 91,661,428

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 72.45

14.	Type of Reporting Person (See Instructions): IV

Page 6 of 16 Pages

Item 1. Security and Issuer.
Item 2. Identity and Background.
Item 3. Source and Amount of Funds or Other Consideration.
Item 4. Purpose of Transaction.
Item 5. Interest in Securities of the Issuer.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 7. Material to be Filed as Exhibits.
SIGNATURE
COMMON STOCK PURCHASE AGREEMENT
ASSIGNMENT AND ACCEPTANCE AGREEMENT
EXERCISE LETTER
UNDERWRITING AGREEMENT
DEED OF DELEGATION
A WRITTEN AGREEMENT

     This Statement on Schedule 13D relates to Common Stock, par value $0.001 per share (“Common Stock”), of Net 1 UEPS Technologies, Inc. (the “Issuer”). This Statement is being filed to report that, pursuant to a Common Stock Purchase Agreement and the Mandate Letter (each of which is defined herein and more fully described in Item 6 below), the Reporting Persons (as defined herein) acquired beneficial ownership of the shares of Common Stock reported herein (the “Shares”).

Item 1. Security and Issuer.

     This Schedule 13D relates to the Shares. The address of the principal executive offices of the Issuer is Net 1 UEPS Technologies, Inc., Suite 325-744 West Hastings Street, Vancouver, British Columbia, Canada V6C 1A5.

Item 2. Identity and Background.

     This Schedule 13D is being filed on behalf of:

(i)	South African Private Equity Fund III L.P., a Cayman Islands limited partnership (“SAPEF III Fund”);

(ii)	Brait International Limited, a Mauritian limited company (“Brait International”);

(iii)	SAPEF III International G.P. Limited, a Cayman Islands limited company (“SAPEF G.P.”), in its capacity as the general partner of SAPEF III Fund;

(iv)	Capital Partners Holdings Group Limited, a British Virgin Isles limited company (“Capital Partners”), in its capacity as: (a) a shareholder of SAPEF G.P. and (b) the parent company of Brait International;

(v)	Brait S.A., a Luxembourg company (“Brait S.A.”), in its capacity as the parent company of Capital Partners (together with SAPEF III Fund, Brait International, SAPEF G.P. and Capital Partners, the “Reporting Persons”).

     This Schedule 13D relates to shares held by SAPEF III Fund and Brait International.

     The address and principal place of business of each of SAPEF III Fund and SAPEF G.P. is Walker House, P.O. Box 908, George Town, Grand Cayman, Cayman Islands. The address and principal place of business for Brait International is Suite 305, 3rd Floor, Caudan Waterfront, Port Louis, Mauritius. The address and principal place of business of Capital Partners is Abbott Building, P.O. Box 3186, Road Town, Tortola, British Virgin Islands. The address and principal place of business of Brait S.A. is 180 rue des Aubepines, L-1145, Luxembourg. Each of SAPEF III Fund, SAPEF G.P., Brait

Page 7 of 16 Pages

International and Capital Partners is engaged principally in the business of investing in other companies either directly or through partnerships and limited liability companies. Brait S.A. is an investment holding company whose affiliates are engaged in a variety of financial services activities.

     Certain information regarding the Reporting Persons’ directors and executive officers is set forth in Annex A hereto, which is incorporated by reference herein. The citizenships of all of these individuals are listed in Annex A.

     During the last five years, neither the Reporting Persons nor any of the individuals listed in Annex A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of them was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     The amount of funds contributed by SAPEF III Fund and SAPEF G.P. to purchase the 86,661,428 shares of Common Stock of the Issuer was $43.3 million. The source of the funds was capital contributions by the limited partners of SAPEF III Fund. Additionally, affiliates of Brait S.A. applied $2.5 million of its capital raising fee due from the Issuer to acquire the 5,000,000 shares of Common Stock of the Issuer, through Brait International (as described more fully in Item 6 herein).

Item 4. Purpose of Transaction.

     The Shares held by the Reporting Persons were acquired as described in Item 6. The information set forth in Item 6 hereof is hereby incorporated by reference into this Item 4. The Reporting Persons currently hold the Shares for investment purposes. Except as otherwise disclosed herein, none of the Reporting Persons currently has any agreements, beneficially or otherwise, which would be related to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D; however, as part of the ongoing evaluation of this investment and investment alternatives, each Reporting Person may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, each Reporting Person may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer, other shareholders of the Issuer or other third parties regarding such matters.

     Messrs. Anthony C. Ball and Chad L. Smart, each of whom are executives of affiliates of the Reporting Persons, serve on the Board of Directors of the Issuer. As directors of the Issuer, they may have influence over the corporate activities of the Issuer,

Page 8 of 16 Pages

including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

     The information set forth in Item 6 hereof is hereby incorporated by reference into this Item 5.

     The filing of this Schedule 13D shall not be construed as an admission that any Reporting Person or any of their respective members, officers, employees, affiliates or partners, as applicable, are, for the purposes of Section 13(d) or Section 13(g) of the Securities Exchange Act of 1934, the beneficial owners of any securities covered by this Schedule 13D. In addition, the filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are the beneficial owners of any securities covered by this Schedule 13D for any purposes other than Section 13(d) or Section 13(g) of the Securities Act of 1934.

(a)	SAPEF III Fund beneficially owns 86,661,428 shares of Common Stock (approximately 68.50% of the total number of shares of Common Stock outstanding).

Brait International beneficially owns 5,000,000 shares of Common Stock (approximately 3.95% of the total number of shares of Common Stock outstanding).

SAPEF G.P., in its capacity as general partner of SAPEF III Fund, may be deemed to be the beneficial owner of 86,661,428 shares of Common Stock (approximately 68.50% of the total number of shares of Common Stock outstanding).

Capital Partners, in its capacity as a shareholder of SAPEF G.P., and in its capacity as parent company of Brait International, may be deemed to be the beneficial owner of 91,661,428 shares of Common Stock (approximately 72.45% of the total number of shares of Common Stock outstanding).

Brait S.A., in its capacity as the parent company of Capital Partners may be deemed to be the beneficial owner of 91,661,428 shares of Common Stock (approximately 72.45% of the total number of shares of Common Stock outstanding).

(b)	SAPEF G.P., in its capacity as general partner of SAPEF III Fund, has discretionary authority and control over all of the assets of SAPEF III Fund, including the power to vote and dispose of the Issuer’s Shares. Therefore, SAPEF

Page 9 of 16 Pages

G.P. may be deemed to have sole power to direct the voting and disposition of 86,661,428 shares of Common Stock.

Capital Partners, in its capacity as a shareholder of SAPEF G.P., and in its capacity as the parent company of Brait International, has discretionary authority and control over all of the assets of SAPEF G.P. and Brait International, including the power to vote and dispose of the Issuer’s Shares. Therefore, Capital Partners may be deemed to have sole power to direct the voting and disposition of 91,661,428 shares of Common Stock.

Brait S.A., in its capacity as the parent company of Capital Partners, has discretionary authority and control over all of the assets of Capital Partners, including the power to vote and dispose of the Issuer’s Shares. Therefore, Brait S.A. may be deemed to have sole power to direct the voting and disposition of 91,661,428 shares of Common Stock.

(c)	Except as set forth in Item 6 below, the Reporting Persons have not effected or caused to be effected any transactions with respect to the Shares in the 60 days prior to the date hereof.

(d)	The Reporting Persons are not aware of any other person with the right to receive the power to direct the receipt of dividends from, or the proceeds of the sale of, any of the Shares beneficially owned by them.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     SAPEF G.P. is a party to the Common Stock Purchase Agreement, dated as of January 30, 2004 (the “Agreement”), between the Issuer and SAPEF G.P., which provides for the sale of 105,661,428 shares of Common Stock of the Issuer to SAPEF G.P. (or its nominees). A copy of the Agreement is attached hereto as Exhibit A and incorporated herein by reference thereto in response to this Item 6.

     Each of SAPEF III Fund and SAPEF G.P. is a party to the Assignment and Acceptance Agreement (“Assignment Agreement”), dated as of June 7, 2004, between SAPEF G.P., SAPEF III Fund, Rose Nominees Limited (A/C 20423) (“Rose”), Brenthurst Private Equity II Limited (“BPE2”) and Brenthurst Private Equity South Africa I Limited (“BPESA” and, together with SAPEF III Fund, Rose and BPE2, the “Consortium”), pursuant to which SAPEF G.P. assigned to SAPEF III Fund the right to purchase the 86,661,428 shares of Common Stock of the Issuer. A copy of the

Page 10 of 16 Pages

Assignment Agreement is attached hereto as Exhibit B and incorporated herein by reference thereto in response to this Item 6.

     An affiliate of Brait S.A. is a party to a Mandate Letter dated April 24, 2003, (as amended on March 12, 2004) (“Mandate Letter”), pursuant to which an affiliate of Brait S.A. was granted the right to apply up to $2.5 million of its corporate finance fee to purchase up to 5 million shares of Common Stock of the Issuer at a purchase price of $0.50 per share. Brait S.A., through Brait International, exercised this right on May 28, 2004 (“Exercise Letter”). A copy of the Exercise Letter is attached hereto as Exhibit C and incorporated herein by reference thereto in response to this Item 6.

     SAPEF III Fund is a party to the Underwriting Agreement (“Underwriting Agreement”), dated as of November 5, 2003, between SAPEF III Fund (represented by SAPEF G.P.), South African Private Equity Trust III and Newshelf 713 (Proprietary) Limited, pursuant to which SAPEF III Fund could be required to purchase shares of the Issuer that are not purchased by shareholders of Net 1 Applied Technology Holdings Limited. A copy of the Underwriting Agreement is attached hereto as Exhibit D and incorporated herein by reference thereto in response to this Item 6.

     SAPEF III Fund is a party to the Deed of Delegation and Assumption (“Deed of Delegation”), dated as of June 1, 2004, between SAPEF III Fund, South African Private Equity Trust III, Rose, BPE2, BPESA and other entities named therein, pursuant to which certain obligations of SAPEF III Fund under the Underwriting Agreement have been delegated to Rose, BPE2 and BPESA. A copy of the Deed of Delegation is attached hereto as Exhibit E and incorporated herein by reference thereto in response to this Item 6.

     The foregoing descriptions of the Agreement, the Assignment Agreement, the Exercise Letter, the Underwriting Agreement and the Deed of Delegation do not purport to be complete and are qualified in their entirety by the terms of those agreements, which are incorporated herein by this reference.

     Except as described above and elsewhere in this Schedule 13D, as of the date hereof there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the parties named in Item 2 hereto and between such persons and any person with respect to any of the securities of the Issuer beneficially owned by SAPEF III Fund and Brait International.

Item 7. Material to be Filed as Exhibits.

     The Exhibit Index is incorporated herein by this reference.

Page 11 of 16 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Date: June 17, 2004

SOUTH AFRICAN PRIVATE EQUITY FUND III L.P.

	By:	SAPEF III International G.P. Limited, its General Partner

		By:	/s/ Dhanraj Boodhoo

Name: Dhanraj Boodhoo
Title: Director

BRAIT INTERNATIONAL LIMITED

By:	/s/ Dhanraj Boodhoo

Name: Dhanraj Boodhoo
Title: Director

SAPEF III INTERNATIONAL G.P. LIMITED

By:	/s/ Dhanraj Boodhoo

Name: Dhanraj Boodhoo
Title: Director

CAPITAL PARTNERS GROUP HOLDINGS LIMITED

By:	/s/ Hans Schibli

Name: Hans Schibli
Title: Director

BRAIT S.A.

By:	/s/ Anthony Ball

Name: Anthony Ball
Title: Chief Executive Officer

Page 12 of 16 Pages

Annex A

     The name, business addresses, and present principal occupations of the directors and executive officers of each of SAPEF G.P., Brait International, Capital Partners and Brait S.A. are set forth below.

Present Principal
		Occupation or	Country of
Name	Business Address	Employment	Citizenship
SAPEF G.P.:

D. Boodhoo	Suite 305, 3rd Floor, Caudan Waterfront, Port Louis, Mauritius	Brait Mauritius Limited	Mauritius

P. D’Unienville	Suite 305, 3rd Floor, Caudan Waterfront, Port Louis, Mauritius	Brait Mauritius Limited	Mauritius

H. Schibli	19 Baarestrasse, Zug, Switzerland	Benfid Verwaltungs AG	Switzerland

BRAIT INTERNATIONAL:

D. Boodhoo	Suite 305, 3rd Floor, Caudan Waterfront, Port Louis, Mauritius	Brait Mauritius Limited	Mauritius

P. D’Unienville	Suite 305, 3rd Floor, Caudan Waterfront, Port Louis, Mauritius	Brait Mauritius Limited	Mauritius

F. Dalais	Suite 305, 3rd Floor, Caudan Waterfront, Port Louis, Mauritius	Brait Mauritius Limited	Mauritius

Page 13 of 16 Pages

Present Principal
		Occupation or	Country of
Name	Business Address	Employment	Citizenship
CAPITAL PARTNERS:

H. Schibli	19 Baarestrasse, Zug, Switzerland	Benfid Verwaltungs AG	Switzerland

BRAIT S.A.:

M. King	9 Fricker Road, Illovo Boulevard, Illovo 2196	Legal Counsel	South Africa

A. Ball	180 rue des Aubepines, L-1145, Luxembourg	Brait S.A.	South Africa

C. Tayelor	180 rue des Aubepines, L-1145, Luxembourg	Brait S.A.	South Africa

J. Bodoni	69 route d’Esch L-2953 Luxembourg	Dexia Banque Internationale a Luxembourg	Luxembourg

F. Haller	2A Dunstan Road, London NW11 8AA	Retired	United States

R. Koch	3 Richmond Bridge, Moorings Willoughby Road, Twickenham TW1 2QG	Author	United Kingdom

A. Rosenzweig	9th Floor, 1 Blue Hill Plaza, Pearl River, New York 10965	Active International	The Netherlands
S. Weber	3 rue Pletzer L- 8080 Bertrange	Considar Europe S.A.	Luxembourg

Page 14 of 16 Pages

Present Principal
		Occupation or	Country of
Name	Business Address	Employment	Citizenship

P. Wilmot	28 The Manor Centre Road, Morningside, Johannesburg 2057	Retired	South Africa

Page 15 of 16 Pages

Exhibit Index

A.	Common Stock Purchase Agreement

B.	Assignment and Acceptance Agreement

C.	Exercise Letter

D.	Underwriting Agreement

E.	Deed of Delegation

F.	A written agreement relating to the filing of the joint acquisition statement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended

Page 16 of 16 Pages